Mail Stop 3561

July 11, 2008

By Facsimile and U.S. Mail

Qingfu Ren
Chief Executive Officer
Internet Acquisition Group, Inc.
c/o American Union Securities, Inc.
100 Wall Street – 15th Floor
New York, NY 10005

> **Re: Internet Acquisition Group, Inc.**
> **Information Statement on Schedule 14C**
> **Filed December 31, 2007**
> **Forms 10-KSB for the Fiscal Years Ended**
> **December 31, 2006 and September 30, 2007**
> **Form 8-K**
> **Filed on September 28, 2007**
> **File No. 000-52080**

Dear Mr. Ren:

        We have completed our review of your Forms 10-KSB, Information Statement and related filings and have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director